UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(D)(4) of the Securities Exchange Act Of 1934
(Amendment No. 14)

Beacon Roofing Supply, Inc.
(Name of Subject Company)

Beacon Roofing Supply, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

073685109
(CUSIP Number of Class of Securities)

Christine E. Reddy
Executive Vice President, General Counsel
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Herndon, Virginia 20170
(571) 323-3939
(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Kai H.E. Liekefett Leonard Wood Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-8744	Eric M. Swedenburg Lee A. Meyerson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 14 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 6, 2025. The Statement relates to the unsolicited tender offer by QXO, Inc., a Delaware corporation (“QXO”) and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO, to purchase all of the issued and outstanding shares of the common stock of the Company, par value $0.01 per share, for $124.25 per share in cash, without interest and less any required withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 2.  Identity and Background of Filing Persons

The first sentence of the second paragraph of page 2 of the Statement, under the subsection entitled Tender Offer, is hereby amended and restated in its entirety as follows:

“According to the Schedule TO, the purpose of the Offer is for QXO through the Purchaser to acquire any and all Shares validly tendered and not validly withdrawn prior to the expiration date of the Offer, which is 5:00 p.m., New York City time, on March 31, 2025, unless extended or earlier terminated by the Offeror (the “Expiration Time”).”

Item 9.  Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(26)	Joint Press Release, dated March 20, 2025.
(a)(27)	Message to employees issued by the Company on March 20, 2025.
(a)(28)	Employee FAQ issued by the Company on March 20, 2025.
(a)(29)	LinkedIn post, made available by the Company on March 20, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 20, 2025

BEACON ROOFING SUPPLY, INC.

By:	/s/ Prithvi S. Gandhi
Prithvi S. Gandhi
Executive Vice President & Chief Financial Officer